MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held May 5, 2016 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting.

The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Joseph P. Caron	1,060,903,983	96.76%	35,499,214	3.24%
John M. Cassaday	961,881,120	87.73%	134,523,523	12.27%
Susan F. Dabarno	1,061,164,382	96.79%	35,238,463	3.21%
Richard B. DeWolfe	1,090,240,756	99.44%	6,164,392	0.56%
Sheila S. Fraser	1,085,246,372	98.98%	11,160,036	1.02%
Donald A. Guloien	1,092,191,120	99.62%	4,208,558	0.38%
Luther S. Helms	1,088,069,216	99.24%	8,335,044	0.76%
Tsun-yan Hsieh	1,059,238,791	96.61%	37,163,864	3.39%
P. Thomas Jenkins	1,088,968,351	99.32%	7,437,911	0.68%
Pamela O. Kimmet	1,062,661,238	96.92%	33,744,427	3.08%
Donald R. Lindsay	1,091,588,713	99.56%	4,817,454	0.44%
John R. V. Palmer	1,091,247,141	99.53%	5,157,886	0.47%
C. James Prieur	1,059,754,328	96.66%	36,650,930	3.34%
Andrea S. Rosen	1,092,688,219	99.66%	3,716,221	0.34%
Lesley D. Webster	1,060,504,693	96.73%	35,899,295	3.27%

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next Annual Meeting.  Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
1,121,947,570	98.48%	17,264,680	1.52%

3.	Advisory resolution accepting approach to executive compensation

  A ballot was conducted for the advisory resolution accepting approach to executive compensation.  The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
848,204,730	77.36%	248,190,897	22.64%